SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XIX Mixed Rate Notes in a principal amount of ARS 187,028,000, due 2016.

The Company informs that on September 13, 2016, will start the payment of the sixth installment of interests and capital related to the Series XIX Notes issued on March 13, 2015.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	September 13, 2016
Number of service to be paid:	Sixth installment of interests
Period comprised by the payment:	June 13, 2016/September 13, 2016
Concept of payment:	Interests (100%) Capital (100%)
Payment Currency:	Argentine Pesos (ARS)
Outstanding Capital:	USD 33,706,257
Annual Nominal Interest Rate:	29.9375%
Interest being paid	ARS 14,112,927.92
Capital being paid	ARS 187,028,000
Applicable exchange rate	To be determined as established in the Pricing Supplement

Interests will be paid to the noteholders at whose name the Notes were registered on September 12, 2016.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 6, 2016